

SEC 16014410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 S. ORANGE AVENUE
(No. and Street)

ORLANDO (City) FL (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL MENARD 407-650-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

200 S. ORANGE AVENUE, SUITE 2050 (Address) ORLANDO (City) FL (State) 32801 (Zip Code)

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NEIL MENARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL SECURITIES CORP., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Florida
Susan A Meinert
My Commission EE 870691
Expires 02/06/2017

Notary Public

Signature

NEIL MENARD, PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements, Supplemental Information and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

December 31, 2015

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Table of Contents



Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410

T 407.481.5100
F 407.481.5190
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CNL Securities Corp.

We have audited the accompanying statements of financial condition of CNL Securities Corp. (a Florida corporation and wholly-owned subsidiary of CNL Capital Markets, Corp.) (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Securities Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Orlando, Florida
February 25, 2016

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Statement of Financial Condition (*in thousands, except per share and share data*)
December 31, 2015

Assets	
Cash	$ 4,111
Prepaid expenses and other assets	379
Property and equipment – net	201
Marketable securities	87
Total assets	$ 4,778
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 1,850
Commissions payable to brokers and dealers	633
Due to parent	521
Total liabilities	3,004
Commitments and Contingencies (Notes G and I)	
Stockholder's equity:	
Common stock – 100 shares authorized; par value $1.00 per share; 100 shares issued and outstanding	-
Additional paid-in capital	97,365
Accumulated deficit	(95,591)
Total stockholder's equity	1,774
Total liabilities and stockholder's equity	$ 4,778

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Statement of Operations *(in thousands)*
For the Year Ended December 31, 2015

Revenue:	
Commissions and fees	$115,478
Interest and investment income	15
Total revenues	115,493
Expenses:	
Commissions and sales expenses	108,878
Salaries and benefits	9,658
General and administrative expenses	5,195
Total expenses	123,731
Net loss	$ (8,238)

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Statement of Changes in Stockholder's Equity (*in thousands*)
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2015	$ -	$89,965	$(87,353)	$ 2,612
Net loss	-	-	(8,238)	(8,238)
Capital contributions from parent	-	7,400	-	7,400
Balance, December 31, 2015	$ -	$97,365	$(95,591)	$ 1,774

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Statement of Cash Flows (*in thousands*)
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$(8,238)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	48
Loss on disposal of fixed assets	3
Investment gains	(15)
Changes in operating assets and liabilities:	
Accounts receivable – related parties	1,861
Prepaid expenses and other assets	(162)
Accounts payable and accrued liabilities	(398)
Commissions payable to brokers or dealers	(661)
Due to parent	678
Deferred compensation	(86)
Net cash used in operating activities	(6,970)
Cash flows from investing activities:	
Purchases of property and equipment	(195)
Net cash used in investing activities	(195)
Cash flows from financing activities:	
Capital contributions from parent	7,400
Net cash provided by financing activities	7,400
Net increase in cash	235
Cash at beginning of year	3,876
Cash at end of year	$ 4,111

The accompanying notes are an integral part of this financial statement.

Note A – Organization and Summary of Significant Accounting Policies

Organization and Business Activity:

CNL Securities Corp. (the Company) is a Florida Corporation and wholly-owned subsidiary of CNL Capital Markets, Corp. (CCM). CCM is a wholly-owned subsidiary of CNL Financial Group, Inc. (CFG), which is a wholly-owned subsidiary of CFG I, Inc. (CFG I). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as broker-dealer for the sale of various shares of unlisted real estate investment trust (REIT) and business development company (BDC) stock. Commissions and fees are generated from the sale of these shares. The Company's operations are based in Orlando, Florida.

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to brokers and dealers in the securities industry in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amount of cash, accounts receivable – related parties, due from parent, accounts payable and accrued liabilities, due to parent and commissions payable to brokers and dealers approximate fair value because of the short-term maturity of these items.

Revenue Recognition:

Commissions and fees are charged on each broker-dealer transaction at the date the investor is admitted as a stockholder. The commissions and fees and related expenses from the sale of various shares of unlisted REITs and BDC are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a stockholder.

Accounts Receivable – Related Parties:

The Company regularly evaluates all accounts receivable and estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense. There were no amounts written off during the year ended December 31, 2015. As of December 31, 2015, there were no accounts receivables due from related parties.

Notes to Financial Statements (*in thousands*)

Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are recorded as property and equipment while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Gain or loss on retirement or disposal of an individual asset is recorded currently as income or expense. Depreciation is computed beginning on the date the asset is placed into service using the straight-line method over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-15
Computer software and hardware	3-5
Leasehold improvements	Shorter of life of the lease or life of the asset

Income Taxes:

Effective January 1, 2007, CFG I elected to be treated for tax purposes as a subchapter S corporation under the Internal Revenue Code (IRC). In conjunction with this election, the Company became a qualified subchapter S subsidiary and, therefore, is a disregarded entity for income tax purposes. Accordingly, the income or loss is included in the tax filing of CFG I and the accompanying statement of operations does not include a provision for federal income taxes or state income taxes in states that recognize the subchapter S corporation election. No formal tax sharing agreement exists.

The Company accounts for income taxes under standards that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements as a reduction to income tax expense and related income tax liabilities. As of January 1, 2015 and December 31, 2015, the Company recorded no liability for uncertain tax positions. The Company and its parent, CFG I, may still be subject to examination by the respective tax jurisdictions for tax years subsequent to 2011.

Note B - Related Party Transactions

REITs and BDC:

The Company's activities as a broker dealer relate primarily to various unlisted REITs and a BDC. Certain officers of CFG and affiliates of the Company are also officers and directors of certain REITs and the BDC.

Transactions with Affiliated Companies:

The Company earned commissions and fees from related entities for the year ended December 31, 2015 of $115,279. At December 31, 2015, the Company had no commissions and fees due from related REITs and the BDC. At December 31, 2015, the Company owed $521 to CFG for amounts paid by CFG on behalf of the Company in excess of payments made.

Notes to Financial Statements (*in thousands*)

The Company provides marketing and other services to the related unlisted REITs, BDC and related companies for which it receives fees. For the year ended December 31, 2015, such fees amounted to $199 and are included in commissions and fees in the accompanying statement of operations.

Transactions with Affiliated Companies – continued:

Affiliates of CFG provide marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Costs are allocated based on headcount. Amounts paid for these services amounted to $1,839 for the year ended December 31, 2015 and are included in general and administrative expenses in the accompanying statement of operations.

See Note G for related party lease obligations.

Contribution of Capital:

Historically, the Company has sustained losses and is dependent upon the willingness and ability of CCM to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements for the next twelve months. CCM contributed capital totaling $7,400 during the year ended December 31, 2015.

Note C – Property and Equipment

As of December 31, 2015, property and equipment consisted of the following:

Office furnishings, fixtures and equipment	$ 208
Computer software and hardware	943
Leasehold improvements	65
	1,216
Less: Accumulated depreciation and amortization	(1,015)
	$ 201

Depreciation and amortization expense amounted to $48 for the year ended December 31, 2015 and is included in general and administrative expenses in the accompanying statement of operations.

Note D – Deferred Compensation Obligations

The Company had entered into various incentive agreements with specific Company employees. The employees were allocated a cash award that was payable under various terms and conditions and were subject to vesting schedules. The final obligations were paid during 2015 and there were no amounts outstanding at December 31, 2015.

Note E – Capital Requirements

The Company is subject to the rule 15c3-1 under the Securities Exchange Act of 1934. The rule provides that the Company is required to maintain a minimum net capital of the greater of $25 or 6 2/3% of aggregate indebtedness. The net capital of the Company as of December 31, 2015 was $1,181 and 6 2/3% of aggregate indebtedness was $200. Excess net capital of the Company as of December 31, 2015 was $981.

Notes to Financial Statements (*in thousands*)

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2015, and is exempt from rule 15c3-3 under paragraph K(2)(i) because the Company does not carry securities accounts for customers or perform custodial functions for customer securities.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the computation of net capital in the accompanying Schedule I.

Note F – 401(k) Plan

Employees of the Company are included in CFG's defined contribution 401(k) plan (the Plan). The Plan is designed in accordance with the applicable sections of the IRC, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of one month of service. Employees may elect to contribute up to a maximum of 90% of their salary under Internal Revenue Service regulations. The Company has a discretionary matching policy in which the Company generally matches 50% of the first 7% of each employee contribution for employees that have completed six months of service. For the year ended December 31, 2015, the Company's contribution amounted to $384, and is included in salaries and benefits in the accompanying statement of operations.

Note G – Obligations Under Operating Leases

Lease with Affiliated Company:

The Company has been allocated a portion of a non-cancelable operating lease which contains an escalation clause for office space leased from a related party. The lease provides for minimum monthly payments through October 2021, currently allocated at $28 per month, including consideration for the escalation clause. Rent expense relating to the Company's square footage allocation of this lease agreement totaled $325 for the year ended December 31, 2015 and is included in general and administrative expenses in the accompanying statement of operations.

The Company's allocation of future minimum lease payments as of December 31, 2015 is as follows:

Year ending December 31,	
2016	$ 335
2017	345
2018	356
2019	366
2020	377
Thereafter	324
	$2,103

Note H – Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, accounts receivable, and commissions and fees.

The Company maintains cash balances at financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250. At various times throughout the year and at December 31, 2015, balances in these accounts exceeded the insured limits.

Concentrations of credit risk with respect to accounts receivable and commissions and fees relates to the Company's business activity is substantially all from the sale of securities of affiliated entities (see Note B).

Note I - Contingencies

From time to time, the Company is party to various legal actions and regulatory inquiries arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions or regulatory inquiries will not have a material adverse effect on the Company's financial position.

Note J – Subsequent Events

The Company evaluated all subsequent events through the date that the accompanying financial statements were available to be issued.

Supplemental Information

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
For the Year Ended December 31, 2015

Computation of Net Capital

Total ownership equity	$1,774,629
Non-allowable assets:	
Prepaid expenses and other assets	378,801
Property and equipment, net	201,359
Total non-allowable assets	580,160
Net Capital before haircuts on securities positions	1,194,469
Haircuts on Securities:	
Trading securities	13,088
Net Capital	$1,181,381

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness of $3,003,572)	$200,238
Minimum dollar net capital requirement	25,000
Net capital requirement	200,238
Excess net capital	981,143
Excess net capital at 1000%	881,024
Percent: Aggregate indebtedness to net capital	254%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II A of Form X-17 as of December 31, 2015.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under SEC Rule 15c3-3
For the Year Ended December 31, 2015

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2)(i) of the Rule.

Report of Exemption and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

December 31, 2015



Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410

T 407.481.5100
F 407.481.5190
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CNL Securities Corp.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CNL Securities Corp. (a Florida corporation and wholly-owned subsidiary of CNL Capital Markets, Corp.) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i)(the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period from January 1, 2015 to December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Orlando, Florida
February 25, 2016

CNL Securities Corp. Exemption Report

CNL Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) from January 1, 2015 through December 31, 2015.

CNL Securities Corp.

I, Neil Menard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

President, CNL Securities Corp.

February 25, 2016

Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

December 31, 2015



Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410

T 407.481.5100
F 407.481.5190
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CNL Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by CNL Securities Corp. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Orlando, Florida
February 25, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******2024*********************MIXED AADC 220
026901 FINRA DEC
CNL SECURITIES CORP
ATTN COMPLIANCE
450 S ORANGE AVE FL 13
ORLANDO FL 32801-3358

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tammy Tipton
407-650-1032

2. A. General Assessment (item 2e from page 2) $ 52,131

B. Less payment made with SIPC-6 filed (exclude interest) (29,908)
7/23/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 22,223

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,223

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22,223

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CNL Securities Corp.
(Name of Corporation, Partnership or other organization)

Tammy Tipton
(Authorized Signature)

Dated the 12 day of February, 20 16.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2015** and ending **12/31/2015**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 115,492,750

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 94,624,866

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 15,315

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 94,640,181

2d. SIPC Net Operating Revenues $ 20,852,569

2e. General Assessment @ .0025 $ 52,131

(to page 1, line 2.A.)

Financial Statements, Supplemental Information and Report of Independent Certified Public Accountants

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets Corp.)

December 31, 2015

United States
Securities and Exchange Commission
Washington, D.C.
Annual Audited Report
Form X-17A-5 Part III
Year Ended December 31, 2015